August 13, 2024

Robert Klein
Chief Financial Officer
Western Uranium & Vanadium Corp.
330 Bay Street, Suite 1400
Toronto, Ontario
Canada M5H 2S8

       Re: Western Uranium & Vanadium Corp.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed April 16, 2024
           File No. 000-55626
Dear Robert Klein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation